

BAGELL, JOSEPHS
& COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
P: 856-346-2828
F: 856-346-2882

Securities and Exchange Commission
Washington, DC 20549

July 27, 2005

Dear Ladies and Gentlemen:

The firm of Bagell, Josephs, Levine & Company, L.L.C. was previously engaged to be the principal accountant for CMKM Diamonds, Inc. (the "Company"). We did not provide a report for either of the Company's last two fiscal years ended December 31, 2004 or 2003.

We notified the Company in a letter that we were terminating our engagement effective May 10, 2005.

We have read the Company's statements included under Item 4.01 of its Form 8-K dated July 12, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the change was approved by the Board of Directors or that Beckstead and Watts, LLP was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Very truly yours,

Bagell Josephs Levine & Co LLC

Bagell, Josephs, Levine & Company, L.L.C.

Member of: American Institute of Certified Public Accountants (AICPA), SEC Practice Section of the AICPA (SECPS)
New Jersey Society of Certified Public Accountants, Pennsylvania Institute of Certified Public Accountants, Florida State Board of Accountancy.